UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12B-25


                           Notification of Late Filing

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


  For Period Ended: December 31, 1999      Commission File Number:     0-28260


                                     PART I
                               EP MEDSYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)


      New Jersey                                   22-3212190
(State of incorporation)               (IRS Employer Identification No.)

100 Stierli Court, Mount Arlilngton, New Jersey               07856
(Address of principal executive offices)                    (Zip Code)



                    Issuer's telephone number: (973) 398-2800

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act: Common stock, $.001 par value

                                     PART II

Form 10-KSB cannot be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 as follows:

[X] (a) For reasons described in Part III, Form 10-KSB for the year ended December 31, 1999 cannot be timely filed without unreasonable effort or expense, therefore, we are requesting a five (5) day extension of time to file such form.

[X] (b) Form 10-KSB will be filed on or before the 15th calendar day following its current due date of March 30, 2000.

[ ] (c) The accounting statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


                                    PART III

      Due to ongoing efforts to integrate the Issuer's Exhibits electronically, management has been delayed in the electronic filing of the Form 10-KSB. The Issuer believes that it will have no difficulty in filing the Report on or before the extended due date, which will be April 14, 2000.


                                     PART IV

      (1) Name and telephone number of person to contact in regard to this modification: Joseph M. Turner, Chief
            Financial Officer, at (973) 398-2800, Ext 116.

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [X]  Yes          [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [ ]  Yes          [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      EP MedSystems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 2000                      By: /s/ Joseph Turner
                                              --------------------
                                                Joseph M. Turner,
                                                Chief Financial Officer